Exhibit 99.1

China Hydroelectric Corporation Announces Sale of $10 million of Ordinary Shares to Vicis
Capital Master Fund by way of a Partial Exercise of Warrant

NEW YORK, August 19, 2011 /PRNewswire-Asia-FirstCall/ -- China Hydroelectric Corporation (NYSE: CHC, CHCWS) (“China Hydroelectric” or the “Company”), an owner, developer and operator of small hydroelectric power projects in the People’s Republic of China, today announced that it has sold 8,662,509 of its ordinary shares, the equivalent of 2,887,503 American Depository Shares (ADS) of the Company, to Vicis Capital Master Fund (“Vicis”) for $1.15 per ordinary share (the equivalent of $3.45 per ADS, each of which represents 3 ordinary shares), thereby generating gross proceeds to the Company of $10 million. The purchase was made by way of the partial exercise of an existing warrant held by Vicis to purchase up to 18,666,666 ordinary shares of the Company, which originally had an exercise price of $5.00 per ordinary share. The partial exercise of that warrant for the 8,662,509 ordinary shares was at an agreed upon reduced exercise price of $1.15 (which was equivalent to the 25 day trailing average closing price of the Company’s ADSs as of the close of business on Wednesday, August 17, 2011). In addition, the existing warrant was further amended to, among other things, (i) reduces the exercise price on the balance of the warrant (representing 10,0004,157 ordinary shares) from $5 per ordinary share to $1.15 per ordinary share, or $3.45 per ADS, and (ii) extends the expiration date of the warrant from November 10, 2011 to December 31, 2013.

Mr. John D. Kuhns, Chairman and Chief Executive Officer of China Hydroelectric Corporation, commented, “The purchase of shares by Vicis, already a major institutional shareholder of the Company, provides capital, further strengthens our shareholder base and reduces the number of warrants outstanding. We believe their investment is an endorsement of our strategic plans, growth strategies and international management team, especially in light of the ongoing investor scrutiny of China-based issuers.”

About China Hydroelectric

China Hydroelectric Corporation (NYSE: CHC, CHCWS) (“China Hydroelectric” or “the Company”) is an owner and operator of small hydroelectric power projects in the People’s Republic of China. Through its geographically diverse portfolio of operating assets, the Company generates and sells electric power to local power grids. Led by an international management team, the Company’s primary business is to identify, evaluate, acquire, develop, construct and finance hydroelectric power projects. The Company currently owns 27 operating hydropower stations in China with total installed capacity of 563.8 MW, of which it acquired 23 operating stations and constructed four. These hydroelectric power projects are located in four provinces: Zhejiang, Fujian, Yunnan and Sichuan. Hydropower is an important factor in meeting China’s electric power needs, accounting for approximately 22% of total nation-wide capacity.

For further information about China Hydroelectric Corporation, please visit the Company’s website at http://www.chinahydroelectric.com.

For further information, please contact:

Company: John Donahue, VP of Investor Relations China Hydroelectric Corporation Phone: +1-646-467-9810 Email: john.donahue@chinahydroelectric.com	Investor Relations firm: Scott Powell, Senior Vice President MZ-HCI Phone: +1-212-301-7130 Email: scott.powell@hcinternational.net